UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mister Car Wash, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60646V105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60646V105	13G	Page 1 of 15

1.	NAMES OF REPORTING PERSONS Green Equity Investors VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 60646V105	13G	Page 2 of 15

1.	NAMES OF REPORTING PERSONS Green Equity Investors Side VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 60646V105	13G	Page 3 of 15

1.	NAMES OF REPORTING PERSONS GEI Capital VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 60646V105	13G	Page 4 of 15

1.	NAMES OF REPORTING PERSONS LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 60646V105	13G	Page 5 of 15

1.	NAMES OF REPORTING PERSONS Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 60646V105	13G	Page 6 of 15

1.	NAMES OF REPORTING PERSONS Green VI Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 60646V105	13G	Page 7 of 15

1.	NAMES OF REPORTING PERSONS LGP Associates VI-A LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 60646V105	13G	Page 8 of 15

1.	NAMES OF REPORTING PERSONS LGP Associates VI-B LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 60646V105	13G	Page 9 of 15

1.	NAMES OF REPORTING PERSONS Peridot Coinvest Manager LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 219,213,079 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 219,213,079 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,213,079 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.7%
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 60646V105	13G	Page 10 of 15

Item 1.

(a)	Name of Issuer

Mister Car Wash, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

222 E. 5th Street

Tucson, Arizona 85705

Item 2.

(a)	Name of Person(s) Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons:”

A. Green Equity Investors VI, L.P.

B. Green Equity Investors Side VI, L.P.

C. GEI Capital VI, LLC

D. Leonard Green & Partners, L.P.

E. LGP Management, Inc.

F. Green VI Holdings, LLC

G. LGP Associates VI-A LLC

H. LGP Associates VI-B LLC

I. Peridot Coinvest Manager LLC

Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”) is the direct owner of 134,812,845 shares of Common Stock of the Issuer (the “GEI VI Shares”). Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), is the direct owner of 80,348,253 shares of Common Stock of the Issuer (the “GEI Side VI Shares”), LGP Associates VI-A LLC, a Delaware limited liability company (“Associates VI-A”), is the direct owner of 315,683 shares of Common Stock of the Issuer (the “Associates VI-A Shares”), and LGP Associates VI-B LLC, a Delaware limited liability company (“Associates VI-B” and together with GEI VI, GEI Side VI, and Associates VI-A, the “LGP Funds”) is the direct owner of 3,736,298 shares of Common Stock of the Issuer (the “Associates VI-B Shares” and, collectively with the GEI VI Shares, the GEI Side VI Shares, and the Associates VI-A Shares, the “Shares”).

GEI Capital VI, LLC, a Delaware limited liability company (“Capital”) is the general partner of GEI VI and GEI Side VI. Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), is a limited partner of GEI VI and GEI Side VI. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the management company of GEI VI and GEI Side VI. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP. Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”) is the manager of each of Associates VI-A and Associates VI-B.

Capital, as the general partner of GEI VI and GEI Side VI, Holdings, as a limited partner of GEI VI and GEI Side VI, LGP, as the manager of GEI VI and GEI Side VI, LGPM, as the general partner of LGP, and Peridot as the manager of Associates VI-A and Associates VI-B, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the Shares. As such, Capital, LGP, LGPM, Holdings, and Peridot may be deemed to be the indirect beneficial owners of the Shares.

Each of Capital, LGP, LGPM, Holdings, and Peridot disclaims beneficial ownership of the Shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

(b)	Address of Principal Business Office or, if none, Residence

CUSIP No. 60646V105	13G	Page 11 of 15

The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

Each of the Reporting Persons is organized in the state of Delaware.

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number

60646V105

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 60646V105	13G	Page 12 of 15

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 60646V105	13G	Page 13 of 15

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2022

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General
Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and
Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General
Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and
Secretary

GEI Capital VI, LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and
Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its
Manager

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and
Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its
Manager

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and
Secretary

CUSIP No. 60646V105	13G	Page 14 of 15

Green VI Holdings, LLC
By: LGP Management, Inc., its Manager

By:	/s/ Andrew Goldberg
Andrew Goldberg Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/s/ Andrew Goldberg
Andrew Goldberg Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg Vice President, General Counsel and Secretary

CUSIP No. 60646V105	13G	Page 15 of 15

Exhibit No.	Description

99.1	Power-of-Attorney, dated February 11, 2022

99.2	Joint Filing Agreement, dated February 11, 2022